Exhibit 21.1

List of subsidiaries of New Energy Technologies, Inc.

Entity	Jurisdiction	Relationship
Sungen Energy, Inc.	Nevada	100% — owned by New Energy Technologies, Inc.

Kinetic Energy Corporation	Nevada	100% — owned by New Energy Technologies, Inc.

New Energy Solar Corporation	Nevada	100% — owned by New Energy Technologies, Inc.

Octillion Technologies Limited*	Nevada	100% — owned by New Energy Technologies, Inc.

 *Dissolved December 1, 2008